FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	BBVA Francés reports consolidated third quarter earnings for fiscal year 2016.

Buenos Aires, November 10, 2016 – BBVA Banco Frances S.A. (BBVA Francés) (NYSE: BFR.N; BCBA: FRAN.BA;

LATIBEX: BFR.LA) reports consolidated third quarter earnings for fiscal year 2016.

Highlights

•	BBVA Francés reached a cumulative net income of AR$ 3.1 billion as of September 30, 2016, registering a return on equity of 27.6% and a return on assets of 3.4%. Net income for the third quarter was a gain of AR$ 933.9 million, showing a slight decrease, both, compared to the same quarter of 2015 and to the previous quarter.

•	Net financial income increased by 21.9% compared to the second quarter of 2015, mainly due to a greater intermediation with the private sector, whereas it registered a decrease of 15.2% during the quarter as a consequence of lower gains resulting from the public bonds portfolio.

•	In terms of activity, the private sector loan portfolio, net of allowance for loan losses, totaled AR$ 71.1 billion, increasing by 42.4% compared with the third quarter of 2015 and by 8% during the quarter.

•	BBVA Francés continues to maintain outstanding risk indicators in the Argentine financial system. The non-performing loan ratio (non-performing loans/total loans) reached 0.83% as of September 30, 2016, while the coverage ratio (provisions/non-performing loans) reached 251.62%.

•	Total deposits reached AR$ 91.9 billion as of September 30, 2016, increasing by 45.4% in the last twelve months. Total deposits remained at a similar level compared to the previous quarter. It is important to mention that the second quarter of 2016 included temporary deposits from the public sector. Without considering the impact of such balances, during the quarter deposits would have registered an increase of 3.5%.

•	BBVA Francés maintains adequate levels of liquidity and solvency. As of September 30, 2016 liquid assets (cash and due from banks plus Argentine Central Bank (BCRA) bills and notes) represented 43.6% of the Bank’s total deposits. The capital ratio reached 14.8% of weighted risk assets; with an excess of capital of AR$ 7.3 billon, which is 77.5% higher than the minimum regulatory requirements. Considering the additional buffer (3.5%), the excess of capital would amount to AR$ 3.3 billion.

•	During July, 2016 the Bank paid cash dividends totaling AR$ 900 million, equivalent to AR$ 1.673587 per share, corresponding to the 2015 period.

•	On July 22, 2016 the BCRA through Communication “A” 6022 determined the creation of special accounts in order to implement the Tax Amnesty Regulation (Law 27.260).

•	On August 8, 2016, the Bank issued series 19 and 20 of its bonds (Obligaciones Negociables), which were fully subscribed and paid for a total amount of AR$ 207.5 million due in 18 months, with a variable interest rate equivalent to the Badlar rate plus 2.40%, and for AR$ 292.5 million due in 36 months, with a variable interest rate of 3.23%, respectively.

•	On September 20, 2016, the Board of Directors approved the issuance of series 21 and 22 of its bonds (Obligaciones Negociables) under the program, for a total amount that can’t not exceed AR$ 750 million, due to in 18 and 36 months, respectively, with a variable interest rate equivalent to the Badlar rate plus a spread.

•	On September 26, 2016 the Bank completed the purchase of 51% of Volkswagen Credit Compañia Financiera S.A‘ capital stock, representing 23,970,000 common, registered, non-endorsable shares, entitled to one vote each, of AR$ 1 per value per share, for a total amount of AR$ 53 million. Furthermore, on October 27, 2016 BBVA Francés disbursed AR$ 229.5 million as a capital increase in accordance to the resolution of the Volkswagen Credit Compañia Financiera Ordinary and Special Shareholders meeting.

Other Events

•	On October 21, 2016, the BCRA issued Communication “A” 6084 related to “Line of financing for production and financial inclusion”, making some adjustments to the conditions for the quota corresponding to the second half of 2016, and determined the guidelines for the quota for the first half of 2017. For 20717, it is expected that financial institutions will have to maintain from January 1, 2017 until June 30, 2017, minimum balances equivalent to 18% (15.5% during the second half of 2016) of total private deposits in AR$, with a fixed annual interest rate which will decline from 22% to 17%.

Economic Environment

During the second quarter of 2016, the real GDP published by the Statistics National Agency (Instituto Nacional de Estadistica y Censos (INDEC)) fell 3.4% annually, and decreased 2.1% with respect to the first quarter of 2016 in seasonally adjusted terms.

The Monthly Estimator of Economic Activity (known by its acronym in Spanish as EMAE) registered a decrease of 2.6% in August 2016 with respect to the same month of 2015, and an increase of 0.2% compared to July 2016. As a result, the EMAE decreased 1.1% in the July-August period with respect to the second quarter of 2016.

In the industrial sector, the Monthly Industrial Estimator decreased 7.3% in September with respect to September 2015, falling 4.6% during the year. Following the same trend, the Synthetic Index of Construction Activity plunged 13.1% in September compared to the same month of the previous year, accumulating a drop of 12.8% from the end of 2015.

In June 2016, the INDEC resumed the publication of the inflation index (CPI). The geographical coverage of the index includes the Autonomous City of Buenos Aires and part of the metropolitan area. The INDEC published monthly inflation in its reports but it not include the historical series. During the third quarter, the CPI index grew 3.3% compared to the previous quarter.

To compensate for the lack of CPI information until new figures are released by INDEC, we used as a reference the price index calculated by the Department of Statistics and Census, an agency under the Ministry of Finance of The Autonomous City of Buenos Aires (IPCABA). Such index increased by 2.7% during the third quarter of 2016 and by 43.1% year-over-year.

The national public sector fiscal balance recorded a primary deficit of AR$ 101.9 billion during the third quarter of 2016, increasing 96.1% compared with the deficit of AR$ 51.9 billion recorded during the same period of the previous year. These numbers do not include income from BCRA and the Argentine Institute of Social Security (ANSES) revenues.

Primary public sector spending increased by 35.1% and public sector revenues showed an increase of 25.2% during the period.

Public debt interest payments increased by 85.1% during the period and considering income from BCRA and ANSES revenues, the total deficit reached AR$ 50.7 billion, representing a 56.5% increase compared with the same period of 2015.

In the third quarter of 2016, tax revenues increased by 26% year-over-year. Income tax grew at a rate of 9.8% and Value Added Tax increased 33.6% during the same period. Export duties fell by 22% during the quarter due to a reduction of such tax rates beginning this year.

In the external sector, the accumulated trade surplus reached USD 975 million during the period July-August 2016, as a result of total exports of USD 10.7 billion and total imports of USD 9.7 billion. The same period in 2015 had registered a deficit of USD 405 million.

In third quarter of 2016 the BCRA’s stock of international reserves decreased by USD 606 million, reaching a total balance of USD 29.9 billion. During the quarter, the BCRA bought USD 725 million in the foreign exchange market.

As of September 30, 2016, the BCRA maintains the bilateral currency swap agreement entered into with the People’s Bank of China. Further, since February 2016, the BCRA has added USD 5.0 billion from a repo transaction with private banks, of which only USD 1.0 billion were renewed to date.

The Badlar interest rate for private banks decreased by 555 b.p. in the third quarter of 2016, averaging 24.6% compared to the 30.2% average rate in the second quarter of 2016.

The stock of private sector loans in pesos increased by 3.2% during the quarter and 19.5% compared to the third quarter of 2015, whereas private sector loans in dollars grew by 28.7% and 110.6% during the same periods, respectively.

Total deposits in the financial system increased by 2.7% in the third quarter of 2016 and 32.8% in annual terms. During the same periods, private sector deposits denominated in pesos increased by 1.6% and 20.9% and those denominated in dollars increased by 10.5% and 62.8%, respectively.

The Bank

BBVA Francés continues to focus on improving customers’ experience in each contact with the Bank. In this sense, the Bank continued the implementation of the NPS (Net Promoter Score) 2.0, finishing the expansion to its whole distribution network. The purpose is to deepen the differentiation in the market, through the recommendation of clients with respect to their experience in the Bank’s branches.

Moreover, the branches now have the “voice of the client”, available online, which allows a quick response on those aspects that require improvement as well as actions on certain cases that are considered priority and/or strategic for the business.

Furthermore, understanding the importance of training and development of its team, the Bank’s Systems Management launched the “SINNOVA” sessions, a cycle of conferences given by the main market referents in software and digital development for Systems and Operations specialists. The sessions were focused on synergy and innovation, with the objective of “understanding the future”.

In commercial terms, the Bank continued to offer a high range of benefits and experiences to its clients, by sponsoring important shows and events.

Maintaining its Alliance with LATAM, the Bank continued promoting the benefits of exchanging LATAM Pass Kilometers for domestic and international flights, as well as for a broad catalogue of products.

In line with its strategy of being recognized as the soccer Bank, BBVA Francés continued as the sponsor of important soccer teams and continued offering experiences to its clients, especially through the #futbolnonstop campaign and the “Azul y Oro” experience, which was aimed clients’ children, aged from 10 to 18 years old, offering them the opportunity to live an experience as if they were soccer players.

In the Agro segment, with the aim of consolidating its presence in this sector, BBVA Francés participated in Maizar 2016, the most important event for corn and sorghum producers and distributors. This event was celebrated to promote growth and generate a greater volume of supply to the industries that have capacity to provide added value. The bank was present with the products, services and benefits that offer to its clients through the Agro segment: the Agro LATAM Pass program, insurance, car loans and zero-interest-rate loans in specific operations with the BBVA Francés Agro credit card.

Regarding the development of Social Responsibility actions, the Bank continued working on the first edition of the “My First Enterprise” program and awarded prizes to the four winning teams, with the aim of providing financial knowledge to students who are in the last two levels of secondary school, through a project where they design their own business.

Moreover, in the third quarter of the year, 141 students were benefited through the “BBVA Francés Financial Education” program, in the cities of Ciudad Autónoma de Buenos Aires, Santiago del Estero and Tucumán.

For the sixth consecutive year, BBVA Francés is the sponsor of the “Del Colón al País”, a lyrical music program that is part of the “Artists for the Education” program, whose main purpose is to extend the BBVA Francés Financial Education Program of Integration Scholarships.

On September 30th 2016, it was celebrated the Superior Art Institute of the Colón Theatre celebrated a lyrical music concert at the auditorium of Bariloche Musical Camping, with an important audience, including clients and the main entrepreneurs of the area.

Lastly, the call period for the 27th edition of the BBVA Francés Agricultural Entrepreneur Award 2016. The award ceremony will be held on December 13th.

Presentation of Financial Information

•	Foreign currency balances as of September 30, 2016 have been translated into pesos at the reference exchange rate published by the BCRA at such date (AR$ 15.2633/ US$).

•	This press release contains unaudited financial information that consolidates all of the banking activities of BBVA Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group – BBVA Consolidar Seguros S. A. and Consolidar AFJP (in liquidation)-, is shown as “Investments in other companies” (recorded under the equity method) and the corresponding results are included in “Income from Equity Investments”.

•	Information contained in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

				Δ% quarter ended 09-30-16
Condensed Income Statement (1)	Quarter ended			vs quarter ended
(in thousands of pesos except income per share, ADS and percentages)	09-30-16	06-30-16	09-30-15	06-30-16	09-30-15
Net Financial Income	2,836,361	3,342,802	2,326,603	-15.2%	21.9%
Provision for loan losses	(226,335)	(336,129)	(115,201)	-32.7%	96.5%
Net income from services	1,300,901	1,014,393	953,272	28.2%	36.5%
Administrative expenses	(2,373,439)	(2,211,679)	(1,645,376)	7.3%	44.2%
Operating income	1,537,488	1,809,387	1,519,298	-15.0%	1.2%
Income (Loss) from equity investments	20,132	102,183	69,341	-80.3%	-71.0%
Income (Loss) from Minority interest	(24,753)	(34,113)	(30,439)	-27.4%	-18.7%
Other Income/Expenses	(4,163)	(27,480)	(10,472)	-84.9%	-60.2%
Income tax and Minimum Presumed Tax	(595,779)	(886,719)	(549,658)	-32.8%	8.4%
Net income for the period	932,925	963,258	998,070	-3.1%	-6.5%
Net income per share (2)	1.74	1.79	1.86	-3.1%	-6.5%
Net income per ADS (3)	5.21	5.38	5.58	-3.1%	-6.5%

(1)	Exchange rate: AR$ 15.2633 Ps = 1 USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

BBVA Francés reached a cumulative net income of AR$ 3.1 billion as of September 30, 2016. During the third quarter, the Bank registered a gain of AR$ 933.9 million, showing a slight decrease compared with the same quarter of 2015 and with the previous quarter.

Net financial income grew by 21.9% compared with the third quarter of 2015, mainly due to higher gains derived from the intermediation with the private sector and foreign exchange difference, which was partially offset by lower incomes originated by the public bond portfolio and higher financial expenses. Compared with the previous quarter, it registered a decline of 15.2% mainly due to the impact of the minimum cash requirement and lower income originated by the public bond portfolio, mainly by the Bogar 20 bond.

Provisions for loan losses increased compared to the third quarter of 2015 due to the higher volume of lending and the deterioration of the loan portfolio, whereas it decreased compared to the previous quarter, mainly due to an improvement in collection efforts and a lower deterioration in the loan portfolio.

Net income from services registered increases of 36.5% and 28.2% compared to the same quarter of 2015 and to the previous quarter, respectively.

Administrative expenses also increased 44.2% and 7.3%, respectively, in the periods under analysis.

Finally, it is important to mention that the previous quarter reflected a higher rate of income tax, mainly due to the fiscal adjustment of provisions and the fiscal revaluation of the Bogar 20 bond. During the third quarter of 2016 a new fiscal adjustment on the Bogar 20 was registered.

Main figures	Quarter ended			Δ% quarter ended 09-30-16 vs quarter ended
(in thousands of pesos except percentages)	09-30-16	06-30-16	09-30-15	06-30-16	09-30-15
Return on Average Assets (1)	2.8%	3.1%	4.4%	-8.9%	-36.0%
Return on Average Shareholders’ Equity (1)	24.2%	25.8%	33.2%	-6.3%	-27.0%
Net interest assets	13.4%	16.5%	14.6%	-18.7%	-7.9%
Net fee Income as a % of Operating Income	31.4%	23.3%	29.1%	35.1%	8.2%
Net fee Income as a % of Administrative Expenses	54.8%	45.9%	57.9%	19.5%	-5.4%
Adm. Expenses as a % of Recurrent Income (2)	57.4%	50.8%	50.2%	13.0%	14.4%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)
(3)	Net interest Margin: Financial Income-Financial Expenses / Average Interest-Earning Assets

	Quarter ended
Interest-Earning Assets & Interest-Bearing Liabilities	09-30-16		06-30-16		09-30-15
(Averege in thouhand of AR$, except %)	Capital	Rate	Capital	Rate	Capital	Rate
Interest-Earning Assets	84,570,686	24.2%	80,845,501	28.6%	63,832,362	24.3%
Public Bonds	15,277,974	24.8%	17,196,567	38.5%	14,213,154	26.2%
Loans	69,292,712	24.1%	63,648,934	26.0%	49,619,208	23.8%
Public Sector	79,681	53.6%	71,240	55.4%	56,770	28.5%
Private Sector	66,295,711	24.5%	60,846,516	26.5%	47,699,329	24.0%
Other interest-earning assets	2,917,320	23.1%	2,731,178	24.8%	1,863,109	27.9%
Interest-Bearing Liabilities	66,302,940	13.0%	60,442,821	15.6%	43,299,157	13.2%
Saving Accounts	26,789,613	0.1%	22,581,015	0.2%	15,599,263	0.2%
Time Deposits	36,635,896	22.0%	35,212,103	25.0%	25,061,073	20.9%
Debt Securities	1,663,467	29.2%	1,430,120	34.3%	1,567,050	24.6%
Other interest-bearing liabilities	1,213,964	14.1%	1,219,583	20.0%	1,071,771	15.7%

Net Financial Income

Net financial income	Quarter ended			Δ% quarter ended 09-30-16 vs quarter ended
(in thousands of pesos except percentages)	09-30-16	06-30-16	09-30-15	06-30-16	09-30-15
Financial Income	5,472,394	6,159,658	4,160,006	-11.2%	31.5%
Income from financial intermediation	4,130,077	4,086,635	2,983,379	1.1%	38.4%
CER adjustment	168,496	148,734	50,113	13.3%	236.2%
Income from securities and short term investments	805,340	1,516,966	895,994	-46.9%	-10.1%
Foreign exchange difference	240,758	333,214	122,243	-27.7%	97.0%
Others	127,723	74,109	108,277	72.3%	18.0%
Financial Expenses	-2,636,033	-2,816,856	-1,833,403	-6.4%	43.8%
Net Financial Income	2,836,361	3,342,802	2,326,603	-15.2%	21.9%

Net financial income increased by 21.9% compared with the third quarter of 2015, whereas it decreased 15.2% compared with the previous quarter.

Financial income arising from the intermediation with the private sector increased by 38.4% compared with the third quarter of 2015, mainly due to both a higher volume of lending as well as higher interest rates. In addition, income from the CER adjustment and the foreign exchange difference also registered growth, these were partially offset by 10.1% decrease in the gains derived from the public bond portfolio.

The quarter variation reflected, in the private sector, a decline in assets’ interest rates, moreover it also registered the impact of the increase in the cash minimum requirement and lower gains coming from the public bond portfolio, mainly the Bogar 20 bond.

Financial expenses grew 43.8% compared with the same quarter of 2015 and decreased 6.4% compared to the previous quarter, mainly due to a decline in the interest rates.

Income from Public and Private Securities

Income from securities and short-term investments	Quarter ended			Δ% quarter ended 09-30-16 vs quarter ended
(in thousands of pesos except percentages)	09-30-16	06-30-16	09-30-15	06-30-16	09-30-15
Income from securities and short-term investments	794,614	1,507,146	891,912	-47.3%	-10.9%
Income Interest Margin	871,502	1,073,706	749,156	-18.8%	16.3%
Holdings booked at fair value	91,519	173,834	82,755	-47.4%	10.6%
Bills and Notes from the Central Bank	779,982	899,872	666,401	-13.3%	17.0%
Income Financial Operations	-105,021	406,697	134,035	-125.8%	-178.4%
Holdings booked at fair value	(104,859)	307,933	125,961	-134.1%	-183.2%
Bills and Notes from the Central Bank	(162)	98,764	8,074	-100.2%	-102.0%
Other fixed income securities	28,133	26,743	8,721	5.2%	222.6%
CER adjustment	168,496	148,734	50,112	13.3%	236.2%

The public bond portfolio is valued at mark-to-market its total public bonds portfolio; consequently such income includes the unrealized losses/gains from variations in the valuations of the portfolio, or at amortized cost, accordingly.

The Central Bank bills and notes portfolio is also valued at mark-to-market or at amortized cost.

On the other hand, other fixed income securities are valued at cost plus the internal rate of returns (IRR).

It is important to mention that the results are classified as (i) those recorded as interest margin, which correspond to the accrual of each bond at the internal rate of returns and (ii) those recorded in financial operations, this line item includes the variation in market prices as well as the result originated by sales in the period.

The resulting income interest margin registered an increase of 16.3% compared to the same quarter of 2015, whereas it declined 18.8% compared to the previous quarter, such variations are mainly related to the portfolio’ volume.

The bills and notes issued by the Central Bank showed lower income due to both, the impact of a lower rate as well as a lower portfolio volume as a result of an increase in the loan portfolio and the impact of a higher cash minimum requirement.

The result of financial operations registered negative variations compared with the same quarter of 2015 and with the previous quarter, mainly due to the Bogar 20 bond.

Net Income from Services

Net income from services	Quarter ended			Δ% quarter ended 09-30-16 vs quarter ended
(in thousands of pesos except percentages)	09-30-16	06-30-16	09-30-15	06-30-16	09-30-15
Net income from services	1,300,901	1,014,393	953,272	28.2%	36.5%
Service charge income	2,234,079	1,838,242	1,400,268	21.5%	59.5%
Service charges on deposits accounts	392,719	316,011	313,209	24.3%	25.4%
Credit cards and operations	1,089,346	863,112	522,140	26.2%	108.6%
Insurance	162,817	152,951	143,734	6.5%	13.3%
Capital markets and securities activities	25,547	15,091	6,900	69.3%	270.2%
Fees related to foreign trade	64,812	59,085	42,867	9.7%	51.2%
Safety deposit box	65,730	52,497	51,066	25.2%	28.7%
Services of collection	35,549	32,785	28,633	8.4%	24.2%
Generated by subsidiaries	83,774	77,478	77,766	8.1%	7.7%
Other fees	313,785	269,231	213,953	16.5%	46.7%
Services Charge expense	(933,178)	(823,849)	(446,997)	13.3%	108.8%

Net income from services increased by 36.5% and 28.2% compared with the same quarter of 2015 and with the previous quarter, respectively.

In the year-to-year comparison, growth was based on higher fees for credit cards, fees associated with deposits accounts and foreign trade operations as well as fees generated by capital markets advisory work.

Such growth was partially offset by an increase in service charge expenses related to promotions associated with the LATAM Pass kilometers program.

During the third quarter, the impact of the price was reflected, mainly in fees related to deposit accounts, credit cards and safety boxes.

As of September 1, 2016, financial entities may not charge fees for insurance related to the retail lending activity.

Administrative Expenses

Administrative expenses	Quarter ended			Δ% quarter ended 09-30-16 vs quarter ended
(in thousands of pesos except percentages)	09-30-16	06-30-16	09-30-15	06-30-16	09-30-15
Administrative expenses	(2,373,439)	(2,211,679)	(1,645,376)	7.3%	44.2%
Personnel expenses	(1,335,778)	(1,304,321)	(910,558)	2.4%	46.7%
Electricity and Communications	(59,459)	(45,586)	(31,828)	30.4%	86.8%
Advertising and Promotion	(102,929)	(100,810)	(63,749)	2.1%	61.5%
Fees and external administrative services	(45,089)	(33,306)	(28,244)	35.4%	59.6%
Taxes	(237,145)	(211,650)	(172,458)	12.0%	37.5%
Organization and development expenses	(19,448)	(19,486)	(17,214)	-0.2%	13.0%
Amortizations	(62,980)	(55,658)	(47,969)	13.2%	31.3%
Rents	(93,700)	(95,365)	(70,312)	-1.7%	33.3%
Expenses of maintainance, conservation and repairs	(85,485)	(60,417)	(68,707)	41.5%	24.4%
Security Service	(68,533)	(56,649)	(53,276)	21.0%	28.6%
Carriage of valuable	(118,129)	(85,672)	(61,839)	37.9%	91.0%
Other	(144,764)	(142,759)	(119,222)	1.4%	21.4%

Administrative expenses grew 44.2% and 7.3% compared to the same quarter of 2015 and the previous quarter, respectively.

Personnel expenses increased in both, the annual and quarterly comparison, mainly reflecting salary increases and a higher number of employees.

General expenses, increased by 41.2% annually and by 14.4% during the quarter. The annual increase was mainly due to higher expenditures in: carriage of valuables, advertising and promotion, electricity and communications and taxes. It is important to mention that general expenses grew due to a higher volume of activity, the general increase in prices, the depreciation of the currency and the increase in tariffs.

During the quarter, higher expenses in carriage of valuables, electricity and communications, taxes and maintenance, conservation and repair expenses, explained the growth.

As of September 30, 2016, the Bank had 6,114 employees, representing an increase of 7.9% compared with the third quarter of 2015. In addition, the branch office network totaled 301 offices, including 251 consumer branch offices and 34 branch offices specializing in SMEs and institutions. Corporate banking is divided by industries: consumption, heavy industries and oil and gas, providing personalized attention to large corporations. Complementing its distribution network, the Bank had 15 in-company branches, 1 point of sale outlet and 1 express point, 691 ATM’s and 776 self-service terminals (ATS).

Other Income / Expenses

Other income/expenses totaled a loss of AR$ 4.2 million during the third quarter of 2016. The improvement during the quarter is due to higher recovery loans.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the third quarter of 2016, a gain of AR$ 20.1 million was recorded, mainly due to the stake held by BBVA Francés in BBVA Insurance. It is important to mention that the previous quarter recorded gains originated in the valuation of the stake held in Interbanking S.A. and Prisma S.A (strategic alliance between VISA Argentina and Banelco S.A).

Balance and activity

Total Public Sector Exposure

Public and Private Sector Exposure	Quarter ended			Δ% quarter ended 09-30-16 vs quarter ended
(in thousands of pesos except percentages)	09-30-16	06-30-16	09-30-15	06-30-16	09-30-15
Public Sector - National Government	3,385,701	4,363,302	2,647,343	-22.4%	27.9%
Public Sector Loans	93,336	83,654	63,597	11.6%	46.8%

Total bond portfolio	3,292,580	4,279,865	2,583,946	-23.1%	27.4%

Holdings book at fair value	3,291,490	4,241,363	2,583,782	-22.4%	27.4%
Holdings book at amortized cost	1,090	38,502	164	-97.2%	n/a
Allowances	(215)	(217)	(200)	-0.9%	7.5%
Bills and Notes from Central Bank	9,437,491	11,557,767	11,076,052	-18.3%	-14.8%
Total exposure to the Public	12,823,192	15,921,069	13,723,395	-19.5%	-6.6%
Private Debt	391,349	268,938	176,127	45.5%	122.2%

Total exposure to the Public and Private Sector	13,214,541	16,190,007	13,899,522	-18.4%	-4.9%

Portfolio Received for Repo Transaccions	304,706	5,376,422	1,903,863	-94.3%	n/a

Public Bonds	—	—	—	n/a	n/a
BCRA Instruments	304,706	5,376,422	1,903,863	-94.3%	n/a

Exposure to the public sector’s National Government increased by 27.9% compared with the third quarter of 2015 whereas it decreased 22.4% compared with the previous quarter, mainly due to the sale of national government bonds.

The Bank’s portfolio of BCRA bills and notes showed a decrease, both during the period under analysis and in the last twelve months, as a consequence of the liquidity policy implemented by the Bank, reflecting a higher demand of credits and the higher minimum cash requirements.

As of September 30, 2016, the public sector’s National Government assets represented 2.6% of the Bank’s total assets. Total exposure to the BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 7.2% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the National Government through public securities (bonds and bills from the treasury) and guaranteed loans, as well as the BCRA’s bills and notes.

Loan Portfolio

Net loans	Quarter ended			Δ% quarter ended 09-30-16 vs quarter ended
(in thousands of pesos except percentages)	09-30-16	06-30-16	09-30-15	06-30-16	09-30-15
Private & Financial sector loans in $	60,724,382	57,421,059	47,030,383	5.8%	29.1%
Advances	10,783,767	10,090,439	7,775,396	6.9%	38.7%
Discounted and purchased notes	9,267,218	7,924,229	6,971,427	16.9%	32.9%
Consumer Mortgages	1,866,569	1,992,813	1,806,419	-6.3%	3.3%
Car secured loans	5,087,540	4,563,281	4,127,086	11.5%	23.3%
Personal loans	8,172,953	7,582,330	6,805,408	7.8%	20.1%
Credit cards	18,675,353	18,307,405	13,977,683	2.0%	33.6%
Loans to financial sector	1,697,297	1,749,174	1,246,637	-3.0%	36.2%
Other loans	5,605,681	5,450,379	4,560,819	2.8%	22.9%
Unaccrued interest	(299,131)	(207,673)	(161,426)	44.0%	85.3%
Adjustment and accrued interest & exchange differences receivable	1,270,412	1,293,985	908,499	-1.8%	39.8%
Less: Allowance for loan losses	(1,403,277)	(1,325,303)	(987,565)	5.9%	42.1%
Private & Financial sector loans in FX	10,378,884	8,425,260	2,887,695	23.2%	259.4%
Advances	6,137	7,981	37,722	-23.1%	-83.7%
Discounted and purchased notes	1,206,288	672,635	736,573	79.3%	63.8%
Credit cards	1,023,339	1,113,350	694,723	-8.1%	47.3%
Loans to financial sector	151,183	73	37	n/a	n/a
Other loans	8,098,739	6,719,772	1,449,965	20.5%	458.5%
Unaccrued interest	—	(42)	—	-100.0%	n/a
Less: Allowance for loan losses	(106,802)	(88,509)	(31,325)	20.7%	240.9%

Total Private Loans	71,103,266	65,846,319	49,918,078	8.0%	42.4%

Loans to public sector in $	93,336	83,654	63,597	11.6%	46.8%
Loans to public sector	8,895	8,772	8,822	1.4%	0.8%
Adjustment and accrued interest & exchange differences receivable	84,441	74,882	54,775	12.8%	54.2%
Loans to non-financial public sector in foreign currency	—	17	—	-100.0%	n/a
Loans to public sector	—	17	—	-100.0%	n/a

Total loans to public sector	10,378,884	8,425,277	2,887,695	23.2%	259.4%

Net Total Loans	71,196,602	74,271,596	52,805,773	-4.1%	34.8%

The private sector loan portfolio, net of allowance for loan losses, totaled AR$ 71.1 billion as of September 30, 2016, representing an increase of 42.4% and 8% compared to the third quarter of 2015 and to the previous quarter, respectively.

During the year, loans denominated in pesos increased 29.1% whereas those denominated in foreign currency grew at a faster pace, representing 14.6% of total loans at the end of the third quarter.

In the last twelve months, consumer loans increased by 27%. Such increase was led by credit cards, which registered an increase of 34.3% during the period,

while car loans and personal loans also registered increases of approximately 20%.

Commercial loans increased by 62.4% in the same period, mainly due to a higher portfolio of foreign trade operations and discounted documents.

During the quarter, consumer loans grew 3.8%, whereas the commercial loan portfolio increased by 13.3% mainly due to higher loans to small-and-medium- sized companies.

Asset Quality

Asset quality ratios	Quarter ended			Δ% quarter ended 09-30-16 vs quarter ended
(in thousands of pesos except percentages)	09-30-16	06-30-16	09-30-15	06-30-16	09-30-15
Non-performing loans (1)	600,139	570,472	377,806	5.2%	58.8%
Allowance for loan losses	(1,510,079)	(1,413,812)	(1,018,890)	6.8%	48.2%
Non-performing loans/net total loans	0.83%	0.85%	0.74%	-2.6%	11.4%
Non-performing private loans/net private loans	0.83%	0.85%	0.74%	-2.6%	11.4%
Allowance for loan losses/non-performing loans	251.62%	247.83%	269.69%	1.5%	-6.7%
Allowance for loan losses/net total loans	2.08%	2.10%	2.00%	-1.1%	4.0%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

As of September 30, 2016, the asset quality ratio (non-performing loans/total loans) was 0.83%, while the coverage ratio (provisions/non-performing loans) reached 251.62%.

The NPL ratio increased compared with the same quarter of 2015 mainly due to higher non-performing loans as well as an increase in the performing portfolio, whereas during the quarter it declined mainly due to lower non-performing loans.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

Evolution of provisions	Quarter ended			Δ% quarter ended 09-30-16 vs quarter ended
(in thousands of pesos except percentages)	09-30-16	06-30-16	09-30-15	06-30-16	09-30-15
Balance at the beginning of the quarter	1,421,720	1,188,758	1,013,407	19.6%	40.3%
Increase / decrease	226,335	336,129	115,201	-32.7%	96.5%
Provision increase / decrease - Exchange rate difference	2,374	2,363	1,138	0.5%	-108.6%
Aplications / Reversals	(131,586)	(105,530)	(104,949)	24.7%	25.4%
Balance at the end of the quarter	1,518,843	1,421,720	1,024,797	6.8%	48.2%

Deposits

Total deposits	Quarter ended			Δ% quarter ended 09-30-16 vs quarter ended
(in thousands of pesos except percentages)	09-30-16	06-30-16	09-30-15	06-30-16	09-30-15
Deposits $ denominated	70,139,742	73,740,949	56,442,365	-4.9%	24.3%

Current accounts	19,132,845	22,753,131	17,262,101	-15.9%	10.8%
Saving accounts	17,365,933	17,453,110	13,256,478	-0.5%	31.0%
Time deposits	31,865,941	31,944,736	24,666,686	-0.2%	29.2%
Peso denominated	31,863,676	31,943,528	24,666,063	-0.2%	29.2%
CER adjusted time deposits	2,265	1,208	623	87.5%	263.6%
Investment Accounts	85,091	85,591	88,774	n/a	-4.1%
Other	1,689,932	1,504,381	1,168,326	12.3%	44.6%
Deposits FX denominated	21,765,448	19,086,318	6,774,089	14.0%	221.3%
Current accounts	848,591	1,578,285	441,526	-46.2%	92.2%
Saving accounts	14,956,855	12,146,478	4,046,361	23.1%	269.6%
Time deposits	5,200,667	4,962,250	2,095,682	4.8%	148.2%
Other	759,335	399,305	190,520	90.2%	298.6%

Total deposits	91,905,190	92,827,267	63,216,454	-1.0%	45.4%

Total deposits reached AR$ 91.9 billion as of September 30, 2016, representing an increase of 45.4% in the last twelve months and registering a slight decrease during the third quarter. It is important to mention that the previous quarter included temporary deposits from the public sector, net of these balances the increase during the quarter would be 3.5%.

During the last year, both sight accounts and time deposits registered significant growth, increasing 49.4%, and 38.5%, respectively.

Total peso-denominated deposits increased by 24.3% in the last twelve months.

Foreign currency denominated deposits increased significantly compared with both the same quarter of 2015 and with the previous quarter. Foreign currency denominated deposits totaled AR$ 21.8 billion (equivalent to US$ 1.4 billion) as of September 30, 2016, representing 23.7% of the Bank’s total deposits.

Other Funding Sources

Other funding sources	Quarter ended			Δ% quarter ended 09-30-16 vs quarter ended
(in thousands of pesos except percentages)	09-30-16	06-30-16	09-30-15	06-30-16	09-30-15
Lines from other banks	1,875,463	1,076,653	1,165,292	74.2%	60.9%
Senior Bonds	2,093,095	1,583,253	1,707,212	32.2%	22.6%

Total other funding sources	3,968,558	2,659,906	2,872,504	49.2%	38.2%

Other funding sources totaled AR$ 3.9 billion as of September 30, 2016, registering an increase of 38.2% in the last twelve months, and 49.2% compared to the previous quarter in 2016.

In the last twelve months, negotiable obligations were issued by the Bank and by PSA Finance and certain series of bonds matured during the period.

Additionally, dollar funding increased during the period, mainly through funding lines aimed at financing imports.

Of the total senior bonds outstanding, AR$ 1.9 million corresponded to those issued by BBVA Francés and AR$ 155.9 million to PSA Finance.

Capitalization

Capitalization	Quarter ended			Δ% quarter ended 09-30-16 vs quarter ended
(in thousands of pesos except percentages)	09-30-16	06-30-16	09-30-15	06-30-16	09-30-15
Capital Stock	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%

Subtotal	1,032,368	1,032,368	1,032,368	0.0%	0.0%

Reserves on Profits	11,783,995	11,783,995	8,899,508	0.0%	32.4%
Unappropriated retained earnings	3,061,267	2,128,342	2,596,226	43.8%	17.9%

Total stockholders´equity	15,877,630	14,944,705	12,528,102	6.2%	26.7%

Central Bank Requirements	Quarter ended			Δ% quarter ended 09-30-16 vs quarter ended
(in thousands of pesos except percentages)	09-30-16	06-30-16	09-30-15	06-30-16	09-30-15
Central Bank Minimum Capital Requirements	9,406,443	8,408,006	6,258,341	11.9%	50.3%
Central Bank Minimum Capital Requirements (a, b)	9,225,447	8,231,916	6,202,914	12.1%	48.7%
Increase in capital requirements related to custody	180,996	176,090	55,427	2.8%	226.5%
a) Central Bank Minimum Capital Requirements	9,225,447	8,231,916	6,202,914	12.1%	48.7%
Allocated to Asset at Risk	7,017,244	6,066,448	4,469,057	15.7%	57.0%
DCR (derivative conterparter risk)	—	—	13,971		-100.0%
Market Risk	211,525	297,602	218,381	-28.9%	-3.1%
Operational Risk	1,996,678	1,867,866	1,501,505	6.9%	33.0%

b) Minimum capital required for the Guarantee Fund for the Sustainability of the Pas-as-you-go System maneged by the Argentine Republic and registrar of mortgage notes	723,985	704,360	400,000	2.8%	81.0%
5% of the securities in custody and book-entry notes	723,985	704,360	400,000	2.8%	81.0%

Bank Capital Calculated under Central Bank Rules	16,694,008	15,669,000	12,559,878	6.5%	32.9%
Ordinary Capital Level 1	16,056,616	15,086,805	12,102,146	6.4%	32.7%
Dedusctions Ordinary Capital Level 1	(360,327)	(337,279)	(220,219)	6.8%	63.6%
Capital Level 2	997,719	919,474	677,951	8.5%	47.2%
Excess over Required Capital	7,287,565	7,260,994	6,301,537	0.4%	15.6%

Capital Ratio (Central Bank rules)	14.8%	15.6%	16.2%	-4.9%	-8.6%
Excess over Required Capital as a % of Shareholders´Equity	45.9%	48.6%	66.2%	-5.5%	-30.7%
Risk weighted assets	112,763,265	100,690,295	77,536,420	12.0%	45.4%

As of September 30, 2016, the Bank’s total shareholders’ equity totaled AR$ 15.9 billion, while the excess over the BCRA minimum capital requirements was AR$ 7.3 billion or 77.5%, considering the additional buffer (3.5%), the excess of capital would be AR$ 3.3 billion. On the same date, the capital ratio reached 14.8% of assets adjusted to risk.

Additional Information

	Quarter ended			Δ% quarter ended 09-30-16 vs quarter ended
(in thousands of pesos except percentages)	09-30-16	06-30-16	09-30-15	06-30-16	09-30-15
Exchange rate	15.26	14.92	9.42	2.3%	62.0%
Quarterly CER adjustment	7.4%	9.5%	3.5%	-22.8%	111.4%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss third quarter earnings will be held on Friday, November 11, 2016, at 9:00 am New York time – 11:00 am Buenos Aires time. If you are interested in participating, please dial:

0800 444 2930 (within Argentina)

+ 1 877 317 6776 (within U.S.)

+ 1 412 317 6776 (within the rest of the countries)

At least 5 minutes prior to our scheduled conference time.

Conference ID: BBVA.

This conference will be recorded. To ask for a digital replay, please dial:

+ 1 877 344 7529 (within U.S.)

+ 1 412 317 0088 (within the rest of the countries)

Access code: 10095359

To access the webcast:

http://webcast.neo1.net/Cover.aspx?PlatformId=zlVzheM%2FX5yf5Ht3Xrd5Ug%3D%3D

Link to view Q&A:

http://cw4.services.choruscall.com/contexweb/ViewQA/loginSortQA.html

Access code: 10095359

Internet

This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar

Contacts

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

Diego Cesarini

Financial Management and Investor Relations

dcesarini@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	09-30-16	06-30-16	03-31-16	09-30-15
Cash and due from banks	30,296,084	26,524,315	23,414,132	13,937,749
Government and Private Securities	13,128,861	21,279,564	17,448,966	15,652,920
Holdings booked at fair value	3,291,490	4,241,363	4,015,178	2,583,782
Holdings booked at amortized cost	—	—	—	—
Reverse repo	1,090	38,502	164	164
Listed Private Securities	94,299	65,726	130,884	89,259
Bills and Notes from the Central Bank	9,742,197	16,934,190	13,302,958	12,979,915
Less: Allowances	(215)	(217)	(218)	(200)
Loans	71,196,602	65,929,973	59,209,420	49,981,675
Loans to the private & financial sector	71,103,266	65,846,319	59,134,567	49,918,078
Advances	10,789,904	10,098,420	8,195,034	7,813,118
Discounted and purchased notes	10,473,506	8,596,864	8,979,534	7,708,000
Secured with mortgages	1,866,569	1,992,813	1,988,051	1,806,419
Car secured loans	5,087,540	4,563,281	4,493,535	4,127,086
Personal loans	8,172,953	7,582,330	7,428,791	6,805,408
Credit cards	19,698,692	19,420,755	18,176,278	14,672,406
Loans to financial sector	1,848,480	1,749,247	1,367,594	1,246,674
Other loans	13,704,420	12,170,151	8,658,592	6,010,784
Less: Unaccrued interest	(299,131)	(207,715)	(212,823)	(161,426)
Plus: Interest & FX differences receivable	1,270,412	1,293,985	1,241,172	908,499
Less: Allowance for loan losses	(1,510,079)	(1,413,812)	(1,181,191)	(1,018,890)
Public Sector loans	93,336	83,654	74,853	63,597
Principal	8,895	8,772	8,734	8,822
Plus: Interest & FX differences receivable	84,441	74,882	66,119	54,775
Other banking receivables	7,890,155	9,659,883	6,753,374	5,559,493
Repurchase agreements	305,269	5,084,968	982,677	1,910,161
Unlisted private securities	297,050	203,212	212,856	86,868
Other banking receivables	7,296,600	4,379,611	5,565,408	3,568,371
Less: provisions	(8,764)	(7,908)	(7,567)	(5,907)
Investments in other companies	499,226	473,517	426,278	336,070
Intangible assets	286,330	272,423	259,976	211,624
Organization and development charges	282,764	272,423	259,976	211,624
Other assets	7,592,656	7,405,309	7,762,404	6,453,052

Total Assets	130,889,914	131,544,984	115,274,550	92,132,583

Deposits	91,905,190	92,827,267	80,101,415	63,216,454
Current accounts	19,981,436	24,331,416	19,361,280	17,703,627
Saving accounts	32,322,788	29,599,588	25,737,565	17,302,839
Time deposits	37,066,608	36,906,986	33,155,157	26,762,368
Investment Accounts	85,091	85,591	5,586	88,774
Rescheduled deposits CEDROS	2,224	2,224	2,234	2,234
Other deposits	2,447,043	1,901,462	1,839,593	1,356,612
Other banking Liabilities	17,131,159	17,439,924	15,015,019	11,618,140
Other provisions	1,169,099	1,113,625	1,021,902	961,630
Other contingencies	1,168,415	1,112,968	1,021,206	960,988
Guarantees	684	657	696	642
Other liabilities	4,423,620	4,908,410	3,888,356	3,513,683
Minority interest	383,216	311,053	366,411	294,574

Total Liabilities	115,012,284	116,600,279	100,393,103	79,604,481

Total Stockholders’ equity	15,877,630	14,944,705	14,881,447	12,528,102

Total liabilities + stockholders’ equity	130,889,914	131,544,984	115,274,550	92,132,583

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	09-30-16	06-30-16	03-31-16	09-30-15
Financial income	5,472,394	6,159,658	5,495,068	4,160,006
Interest on Cash and Due from Banks	—	—	—	—
Interest on Loans Granted to the Financial Sector	125,081	136,181	112,598	76,198
Interest on Overdraft	954,753	927,369	691,193	614,867
Interest on Discounted and purchased notes	519,273	519,982	522,801	350,163
Interest on Mortgages	100,347	100,306	101,694	83,853
Interest on Car Secured Loans	277,860	276,984	270,463	238,125
Interest on Credit Card Loans	982,507	1,005,398	984,737	679,705
Interest on Financial Leases	109,609	114,964	116,114	103,447
Interest on Other Loans	1,060,249	1,005,356	919,114	836,913
From Other Banking receivables	398	95	152	108
Interest on Government Guaranteed Loans Decree 1387/01	10,728	9,820	9,072	4,082
Income from Securities and Short Term Investments	794,612	1,507,146	980,137	891,912
CER	168,496	148,734	161,520	50,113
Foreign exchange difference	240,758	333,214	369,257	122,243
Other	127,723	74,109	256,216	108,277
Financial expenses	(2,636,033)	(2,816,856)	(2,515,025)	(1,833,403)
Interest on Current Account Deposits	—	—	—	—
Interest on Saving Account Deposits	(8,710)	(9,019)	(7,957)	(5,987)
Interest on Time Deposits	(2,031,231)	(2,195,456)	(1,842,388)	(1,321,401)
Interest on Other Banking Liabilities	(193,998)	(191,555)	(181,920)	(149,052)
Other interests (includes Central Bank)	(881)	(1,128)	(1,234)	(1,469)
CER	(86)	(105)	(127)	(19)
Bank Deposit Guarantee Insurance system mandatory contributions	(37,514)	(34,600)	(128,161)	(102,137)
Mandatory contributions and taxes on interest income	(340,249)	(338,278)	(327,833)	(231,747)
Other	(23,364)	(46,715)	(25,405)	(21,591)
Net financial income	2,836,361	3,342,802	2,980,043	2,326,603
Provision for loan losses	(226,335)	(336,129)	(161,351)	(115,201)
Income from services, net of other operating expenses	1,300,901	1,014,393	931,083	953,272
Administrative expenses	(2,373,439)	(2,211,679)	(2,095,807)	(1,645,376)
Income (loss) from equity investments	20,132	102,183	44,802	69,341
Net Other income	(4,163)	(27,480)	56,471	(10,472)
Income (loss) from minority interest	(24,753)	(34,113)	(39,994)	(30,439)
Income before tax	1,528,704	1,849,977	1,715,247	1,547,728
Income tax	(595,779)	(886,719)	(550,163)	(549,658)
Net income	932,925	963,258	1,165,084	998,070

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	09-30-16	06-30-16	03-31-16	09-30-15
Cash and due from banks	30,296,084	26,524,319	23,414,261	13,937,826
Government Securities	13,166,151	21,319,864	17,489,778	15,658,390
Loans	71,196,602	65,929,973	59,209,420	49,981,675
Other Banking Receivables	7,891,047	9,660,033	6,753,374	5,559,493
Assets Subject to Financial Leasing	2,110,038	2,247,058	2,346,370	2,339,833
Investments in other companies	493,463	465,736	416,473	331,131
Other assets	5,779,511	5,442,251	5,689,131	4,368,786

Total Assets	130,932,896	131,589,234	115,318,807	92,177,134

Deposits	91,904,217	92,827,261	80,101,011	63,214,992
Other banking liabilities	17,135,935	17,440,527	15,015,019	11,618,166
Minority interest	388,147	317,712	374,801	298,800
Other liabilities	5,626,967	6,059,029	4,946,529	4,517,074

Total Liabilities	115,055,266	116,644,529	100,437,360	79,649,032

Total Stockholders´Equity	15,877,630	14,944,705	14,881,447	12,528,102

Stockholders´Equity + Liabilities	130,932,896	131,589,234	115,318,807	92,177,134

Net Income

	09-30-16	06-30-16	03-31-16	09-30-15
Net Financial Income	2,838,936	3,347,768	2,983,692	2,328,398
Provision for loan losses	(226,335)	(336,129)	(161,351)	(115,201)
Net Income from Services	1,300,901	1,014,393	931,083	953,272
Administrative expenses	(2,379,655)	(2,220,410)	(2,101,298)	(1,646,213)
Net Other Income	18,012	77,506	101,996	58,164
Income Before Tax	1,551,859	1,883,128	1,754,122	1,578,420
Income Tax	(595,909)	(886,809)	(550,303)	(549,809)
Net income	955,950	996,319	1,203,819	1,028,611
Minoritary Interest	(23,025)	(33,061)	(38,735)	(30,541)
Net income for Quarter	932,925	963,258	1,165,084	998,070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 10, 2016	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer